UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 22 August 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel +27 11 562 9775
Mobile +27 82 971 9238
email Willie.Jacobsz@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
email Sven.Lunsche@goldfields.co.za

GOLD FIELDS TO ACQUIRE BARRICK'S GRANNY SMITH, LAWLERS AND DARLOT GOLD MINES IN WESTERN AUSTRALIA

Johannesburg, 22 August 2013: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today announced that it has entered into a binding sale and purchase agreement with Barrick Gold Corporation (Barrick) to acquire its interests in the Granny Smith, Lawlers and Darlot gold mines (collectively the Yilgarn South Assets) in Western Australia, for a consideration of US$300 million, subject to downward working capital adjustments to a maximum of US$30 million.

Nick Holland, Chief Executive Officer of Gold Fields, said:

"This is an attractive, opportunistic, and conservatively financed acquisition which is consistent with Gold Fields' strategy and focus. We see a clear path to value and, once fully integrated, these assets are expected to have a positive impact on Gold Fields' production, free cash flow and global credit rating."

The acquisition provides Gold Fields with:

- an additional 452,000 ounces of annual production, at an All-in sustaining cost (AISC) of US$1,137 per ounce[1];
- 2.6 million reserve ounces at a cost of about US$115 per ounce[2];
- 1.9 million resource ounces in addition to the reserve ounces; the total resource ounce acquisition cost is below US$67 per ounce[3].

Upon completion, Australia will represent Gold Fields' largest regional production centre with 42% of the Group's production, with Ghana decreasing to 34% and Peru and South Africa remaining largely unchanged at 13% and 11% respectively.

Holland added:

"*Gold Fields can add value to the Yilgarn South Assets through the application of its proven low cost, free cash flow focussed operating model, which has been successful in repositioning Gold Fields' Australian operations competitively on the cost curve."*

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah#, A R Hill≠, R P Menell, D N Murray, D M J Ncube, G M Wilson
†British, ≠Canadian, #Ghanaian, ** Executive Director
Company Secretary: T L Harmse

In particular, we see considerable opportunity for cost synergies between Lawlers and the adjacent Agnew, one of the lowest cost producers in Australia. We plan to immediately consolidate these two operations and rationalise its processing infrastructure and on-site general & administrative expenses as well as capital. In addition to realising the obvious short-term operating synergies between these assets, we believe the consolidation of the Lawlers/Agnew operations within the Yilgarn belt will provide significant long-term benefits allowing for the considerable potential of this gold district to be maximised under one owner. As such, most of the consideration valuation is imputed to the Lawlers/Agnew camp."

"In addition to the underlying modelled value, we expect the assets to benefit from our proven understanding of and track record with orogenic systems in the Yilgarn belt and our ability to discover new ore bodies. We have demonstrated this through the addition of 7.8 million ounces to St Ives' and Agnew's reserves over the past 12 years. From a geological perspective, the acquisition will consolidate ownership within a significant gold system."

"The acquired assets are located in a preferred jurisdiction that we know well and where we have significant operational and management experience and infrastructure to maximise the value of the acquired assets. This acquisition further repositions Gold Fields as an international gold producer with a well-balanced global footprint, which should enhance our risk profile and global credit rating."

"Our first priority after closing the deal is to determine the most appropriate way forward for each asset in our endeavour to maximise cash flow. We expect that it will take between 6 and 12 months to realise the full benefits of the acquisition."

The consideration may be paid fully in cash or, at the election of Gold Fields, partly in shares issued to Barrick. To the extent that Gold Fields pays the consideration in cash, it may seek to use cash on hand in Australia, cash from existing bank facilities, raise funds through the capital markets, or a combination thereof.

Completion of the proposed acquisition is subject to certain customary and regulatory conditions precedent.

Advisors

CIBC World Markets Inc. acted as co-financial advisor to Gold Fields in connection with the transaction.

JP Morgan acted as co-financial adviser to Gold Fields in connection with the transaction.

Footnotes

[1] These are Barrick Gold's published results for the 2012 financial year.

[2] As per Barrick's 2012 40-F filing. Barrick have used US$1,500 per ounce and an exchange rate of 1.00 $US/$Aus for their Yilgarn Reserves. Mineral Reserves are 36.7 Mt at 2.2 g/t for 2.6 Moz. This includes 1.1 Moz in the open pit at Granny Smith, which was not modelled by Gold Fields. The cost calculation is based on an acquisition price of US$300 million, excluding any possible downward working capital adjustments.

[3] Barrick report their Mineral Resources exclusive of Mineral Reserves. Figures as per Barrick's 2012 Annual Financial Report and 40-F filing. Mineral Resources are 11.7 Mt at 5.0 g/t for 1.9 Moz. Taking account of the Barrick reporting protocol, a view on the Resource and Reserve positions of the Yilgarn assets equates to a Resource acquisition price of below US$67 per ounce. Gold Fields report their Mineral Resources inclusive of Mineral Reserves. The resource cost calculation is based on an acquisition price of US$300 million, excluding any possible downward working capital adjustments.

Barrick report tonnage as short tons, this release refers to metric tonnes or Mt (million metric tonnes)

ends

Enquiries

Investors
Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
Email: Willie.Jacobsz@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email   : Sven.Lunsche@goldfields.co.za

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Notes to editors

About Gold Fields

Gold Fields is a significant unhedged producer of gold with attributable annualised production of approximately 2 million gold-equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields has total managed gold-equivalent Mineral Reserves of 64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2013, Gold Fields unbundled its KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold.

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities of Gold Fields. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in the United States except pursuant to registration under, or an exemption from the registration requirements of, the Securities Act. There will be no public offering of securities in the United States or any other jurisdiction.

FORWARD-LOOKING STATEMENTS
Certain statements included in this announcement, as well as oral statements that may be made by Gold Fields, or by officers, directors or employees acting on its behalf related to the subject matter hereof, constitute or are based on forward-looking statements. Forward-looking statements are preceded by, followed by or include the words "may", "will", "should", "expect", "envisage", "intend", "plan", "project", "estimate", "anticipate", "believe", "hope", "can", "is designed to" or similar phrases. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Gold Fields, that could cause Gold Fields' actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, Gold Fields' ability to complete the transaction, Gold Fields' ability to successfully integrate the acquired assets with its existing operations, Gold Fields' ability to achieve anticipated efficiencies and other cost savings in connection with the transaction, changes in relevant governmental regulations, particularly environmental, tax, health and safety, regulations and potential new legislation affecting mining rights, Gold Fields' future financial position and plans, strategies, objectives, capital expenditures, and projected costs, the success of exploration and development activities, as well as projected level of gold price and other risks. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect any change in Gold Fields' expectations with regard thereto. This press release includes Mineral Reserves and Mineral Resources information calculated by Barrick as at 31 December 2012 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 22 August 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer